SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2009.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

Table of Documents Filed

Page
1.	Extract and Translation of Notice of Amendments to the Articles of Incorporation made public on Friday May 8, 2009
2.	English press releases entitled, “Announcement Regarding Dividend for Fiscal Year Ended March 31, 2009,” made public on Friday May 8, 2009
3.	English press releases entitled, “Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation,” made public on Friday May 8, 2009
4.	English press releases entitled, “Announcement Regarding Management Changes and Organizational Reform,” made public on Friday May 8, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 8, 2009	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

May 8, 2009

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: www.orix.co.jp/index_e.htm

Notice of Amendments to the Articles of Incorporation

TOKYO, Japan – May 8, 2009 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced that, at the Board of Directors meeting held on May 8, 2009, it resolved to propose for resolution at its 46th Annual General meeting of Shareholders, scheduled to be held on June 23, 2009, the following amendments of its articles of incorporation (hereinafter referred to as the “Articles of Incorporation”).

Please note that this English language version of the Notice of Amendment to the Articles of Incorporation is only an extract and translation of the Japanese language original.

Proposal 1: Amendments to the Articles of Incorporation

Reason for Amendments

(1)	Addition, Move, Deletion and Expressional Modification of Purposes of Business

Amendments of certain purposes of business in the Articles of Incorporation are proposed to be made to reflect more accurately the current status of business activities conducted by ORIX CORPORATION (herein after referred to as the “Company”) and its subsidiaries, and for the purpose of clarifying the purposes of business as well as dealing with business development and diversification of the Company and its subsidiaries.

The basic purpose of these amendments is to reorder and restate the Company’s and its subsidiaries’ business in order of finance-related, real estate-related, environment business-related and others, and adding the provisions regarding principal investment business, corporate rehabilitation business and various emission right tradings, etc. The amendments also to add additional clarity by moving and deleting provisions and modifying the expressions throughout the entire Articles of Incorporation for consistency purposes.

The appropriate amendments are also proposed to be made pursuant to the current laws and ordinances.

(Relating to Article 2 of the proposed amended Articles of Incorporation)

(2)	Amendments in conjunction with “Dematerialization of Share Certificate”

In conjunction with the implementation of “the Law for the Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement for Trade of Stocks and Other Securities” (Law No. 88 of 2004) as of January 5, 2009, all listed shares in Japan were converted from a share certificate system to a system of shares subject to book-entry transfer, often referred to as the “Dematerialization of Share Certificates”. For the purpose of dealing with the “Dematerialization of Share Certificates”, the deletion of provisions based on the existence of share certificates and other appropriate amendments are proposed to be made.

(Relating to Articles 6, 8, 9 and supplementary provision of the proposed amended Articles of Incorporation)

(3)	Re-arrangement of the Wording

Amendments are made in conjunction with re-arrangement of the wording.

(Relating to Articles 2 and 19 of the proposed amended Articles of Incorporation)

2. Contents of Amendments

The contents of the amendments are as follows:

(Changes indicated by underlined text)
Current provisions of the Articles of Incorporation	Provisions of the Articles of Incorporation as proposed to be amended

Article 2 (Purpose)

The purpose of the Company shall be to engage in the following businesses:

(1) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types

(2) lease, purchase and sale, ground preparation, development, maintenance and management of real property

(3) lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, and other financial business

(4) holding, investment in, management, purchase and sale of securities

[New Provision]

(5) business of investment in and sale of commodities, and advisory service business relating to investment in commodities

[Moved from Item (23) of Current Provision]

Article 2 (Purpose)

The purpose of the Company shall be to engage in the following businesses:

(1) lease, purchase and sale (including purchase and sale on an installment basis.), maintenance and management of movable property of all types

[Moved to Item (7) of Proposed Provision]

(2) moneylending business, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, agent for collection of money and other financial business

(3) holding, investment in, management, purchase and sale of financial instruments such as securities and other investment business

(4) advice, brokerage and recommendation relating to the merger, capital participation, business alliance and business succession and reorganization, etc.

(5) financial instruments and exchange business, financial instruments broker business, banking, trust and insurance business, advisory service business relating to investment in commodities, trust agreement agency business and credit management and collection business

(6) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance

[Deleted]

(6) securities broker business

(7) trust agreement agency business

(8) business of sale of trust beneficiary rights

(9) acting as an agent for collection of money and acting as an agent for calculation work of enterprises

[Moved from Item (2) of Current Provision]

[Moved from Item (13) of Current Provision]

[Moved from Items (16) and (17) of Current Provisions]

(10) manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc.

(11) water transport, road transport of cargo and warehousing

(12) transport business using cargo

[Moved from Item (20) of Current Provision]

[New Provision]

[Moved from Item (21) of Current Provision]

(13) contracting for construction and civil engineering, and design and supervision thereof

(14) planning, developing and contracting for lease and sale of intangible property rights such as copyrights, industrial property rights, etc.

(15) information services, telecommunications, advertising and publishing business

(16) management of facilities for sports, lodging, medical treatment and social education, etc., management of restaurants, and tour business

(17) conducting cultural projects, sports, etc.

(18) business of dispatching workers to enterprises

(19) [Omitted]

[Moved from (11) and (12) of Current Provisions]

(20) services relating to the collection, transportation and disposal of ordinary waste products and industrial waste products

[Moved to Item (5) of Proposed Provision]

[Deleted]

[Partially moved to Item (2) of Proposed Provision and others deleted]

(7) lease, purchase and sale, ground preparation, development, maintenance and management of real property and warehousing

(8) contracting for construction, civil engineering, building utility and interior and exterior finishing, and design and supervision thereof

(9) management of various facilities for sports, lodging, restaurant, medical treatment, welfare and training and education, etc., and conducting sports, etc.

[Deleted]

[Moved to Item (7) and Item (17) of Proposed Provisions]

[Included in Item (17) of Proposed Provision]

(10) waste-disposal business

(11) trading of emission rights for greenhouse gases and other various subjects

(12) supply of various energy resources and the products in relation thereto

[Moved to Item (8) of Proposed Provision]

(13) planning, developing and contracting for lease and sale of intangible property rights

(14) information processing and providing services, telecommunications business

[Partially moved to Item (9) of Proposed Provision and others deleted]

[Partially moved to Item (9) of Proposed Provision and others deleted]

(15) business of dispatching workers to enterprise and employment agency business

(16) [No Change]

(17) transport business

[Moved to Item (10) of Proposed Provision]

[Moved to Item (12) of Proposed Provision]

(21) generation of electric power and supply of electricity

(22) [Omitted]

(23) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance

(24) investment advisory business relating to real estate, securities and other financial assets

(25) engaging in trust, banking and credit management and collection business operations, as a result of the acquisition of shares in a company engaged in those activities

(26) [Omitted]

Article 6 (Rights of Shares Less than One Unit)

A shareholder of the Company (including a Substantial Shareholder; hereinafter the same) may not, in relation to the shares that it holds that are less than one (1) Unit, exercise shareholders’ rights in relation thereto other than the rights set forth below:

(i) – (iv)    [Omitted]

Article 8 (Administrator of the Register of Shareholders)

[Omitted]

(ii) The Administrator of the Register of Shareholders shall, on behalf of the Company, create and keep the Register of Shareholders (including Register of Substantial Shareholders; hereinafter the same), Register of Lost Share Certificates and Register of Stock Acquisition Rights and otherwise perform matters concerning the Register of Shareholders, Register of Lost Share Certificates and Register of Stock Acquisition Rights. The Company shall not perform such matters.

Article 9 (Issuance of Share Certificate and Shares Etc. Handling Regulations)

(i) The Company shall issue share certificates pertaining to shares.

(ii) Notwithstanding the provisions of the preceding paragraph, the Company shall not issue share certificates pertaining to shares constituting less than 1 (one) Unit, provided, however, that this shall not apply to the extent Shares Etc. Handling Regulations provide otherwise.

(18) [No Change]

[Moved to Item (6) of Proposed Provision]

[Deleted]

(19) as a result of holding shares in a subsidiary company engaged in those activities, engaging in business relating to any of the preceding items and managing such company’s business activities

(20) [No Change]

Article 6 (Rights of Shares Less than One Unit)

A shareholder of the Company may not, in relation to the shares that it holds that are less than one (1) Unit, exercise shareholders’ rights in relation thereto other than the rights set forth below:

(i) – (iv)    [No Change]

Article 8 (Administrator of the Register of Shareholders)

[No Change]

(ii) The Administrator of the Register of Shareholders shall, on behalf of the Company, create and keep the Register of Shareholders and Register of Stock Acquisition Rights and otherwise perform matters concerning the Register of Shareholders and Register of Stock Acquisition Rights. The Company shall not perform such matters.

Article 9 (Issuance of Share Certificate and

Shares Etc. Handling Regulations)

[Deleted]

[Deleted]

(iii) [Omitted]

Article 19 (Person who Convenes Meetings of the Board of Directors and Chairman) (Note)

(i) Unless otherwise provided under applicable laws or ordinances, meetings of the Board of Directors shall be convened by the director designated in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

(ii) [Omitted]

Supplementary Provision

As of the effective date of the Law concerning Transfer of Bonds, Shares Etc. (Law No.75 of 2001), the title of Article 9 shall be amended to “Share Etc. Handling Regulations,” Paragraph 1 and 2 of the same articles shall become null and void, and be deemed deleted, and Paragraph 3 of the same article shall become Paragraph 1. At the time of the amendment of the provisions of Article 9, this supplementary provision shall expire and be deemed deleted.

[Moved up to Item (i)]

Article 19 (Person who Convenes Meetings of the Board of Directors and Chairman) (Note)

(i) Unless otherwise provided under applicable laws or ordinances, meetings of the Board of Directors shall be convened by the director designated in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

(ii) [No Change]

Supplementary Provisions

(i) The Administrator of the Register of Shareholders shall, on behalf of the Company, create and keep the Register of Lost Share Certificates and otherwise perform matters concerning the Register of Lost Share Certificates. The Company shall not perform such matters.

(ii) Handling of the Register of Lost Share Certificates of the Company shall be subject to laws, ordinances, these Articles of Incorporation and Share handling Regulations.

(iii) Paragraphs (i) and (ii) of the supplementary provisions shall become null and void and be deemed deleted by passage of January 5, 2010. At the time of the deletion of Paragraphs 1 and 2 of the supplementary provisions, this supplementary provision shall expire and be deemed deleted.

Note: The amendment reflects the re-arrangement of the wording in the Japanese language original.

May 8, 2009

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5044

Fax: +81-3-5419-5901

Announcement Regarding Dividend for Fiscal Year Ended March 31, 2009

TOKYO, Japan – May 8, 2009 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced that its Board of Directors, in a meeting held today, resolved the following details regarding the dividend for the fiscal year ended March 31, 2009.

Dividend Details:

	Amount Decided	Previous Dividend Forecast (Announced Feb. 9, 2009)	Dividend Paid for Fiscal Year Ended March 31, 2008
Record Date	March 31, 2009		March 31, 2008

Dividend per share	70 yen	Undecided	260 yen

Total dividend amount	6,261 million yen		23,529 million yen

Effective date	June 2, 2009		June 2, 2008

Source of Dividend	Retained earnings		Retained earnings

Basic Profit Distribution Policy

ORIX believes that under the prevailing economic conditions increasing the amount of retained earnings will improve medium- to long-term shareholder value. ORIX previously determined dividends with a 2% dividend-on-equity ratio; however, based on the recent economic environment we will adopt a dividend policy that prioritizes improved operational stability.

Given the policy outlined above and the current operating environment, the annual dividend will be 70 yen per share, down from 260 yen per share in the previous year. Retained earnings will be allocated in pursuit of growth moving forward.

Reference:

	Interim Dividend	Fiscal Year-end Dividend	Annual Dividend
Dividend per share for the Fiscal Year Ended March 31, 2009	0 yen	70 yen	70 yen

(Reference) Dividend Paid for Fiscal Year Ended March 31, 2008	0 yen	260 yen	260 yen

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary

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May 8, 2009

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Candidates for Director

and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan – May 8, 2009 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement that the Nominating Committee has decided the candidates for Director. The nominations are scheduled to be finalized at the 46th Annual General Meeting of Shareholders of the Company on June 23, 2009.

Candidates for the 11 director positions (including 5 Outside Directors) are as follows:

Yoshihiko Miyauchi	Yoshinori Yokoyama (Outside Director)
Yukio Yanase	Paul Sheard (Outside Director)
Hiroaki Nishina	Hirotaka Takeuchi (Outside Director)
Haruyuki Urata	Takeshi Sasaki (Outside Director)
Kazuo Kojima	Teruo Ozaki (Outside Director)
Yoshiyuki Yamaya – newly nominated –

Details on New Candidate for Director

Yoshiyuki Yamaya (Born October 20, 1956)

Apr. 1980	Joined the Company
Apr. 2001	General Manager, Office of the President
Feb. 2002	President, ORIX Trust and Banking Corporation
May. 2004	President, ORIX Credit Corporation
Feb. 2005	Group Executive
Aug. 2006	Executive Officer
Jan. 2008	Group Senior Vice President
Deputy President, ORIX Real Estate Corporation
Jan. 2009	Corporate Senior Vice President
Real Estate Business Headquarters
President, ORIX Real Estate Corporation

Details on Candidates for Outside Director

Yoshinori Yokoyama (Born September 16, 1942)

Jul. 1987	Director, McKinsey and Company, Inc.
Jun. 2002	Outside Director of ORIX
Jun. 2006	Outside Director, Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corp.

Basis for candidacy for appointment as an Outside Director

Mr. Yoshinori Yokoyama is a candidate for Outside Director. He successively served as director and served other positions at McKinsey & Company, Inc. He has a wealth of experience and knowledge as a business consultant, and is independent from the management engaged in the operations. As Chairman of the Compensation Committee, he contributed to the Company by leading discussions and deliberations on compensation structures and compensation levels which provide appropriate incentives to focus on performance of the subject mid to long term effects.

Paul Sheard (Born November 25, 1954)

Jan. 1995	Head of the Japan Investment Team of Baring Asset Management
Sep. 2000	Joined Lehman Brothers, Inc. Tokyo as Managing Director and Chief Economist Asia
Jun. 2003	Outside Director of ORIX
Apr. 2006	Global Chief Economist of Lehman Brothers, Inc.
Sep. 2008	Managing Director, Economics Research of Barclays Capital
Nov. 2008	Global Chief Economist and Head of Economic Research at Nomura Securities International, Inc.

Basis for candidacy for appointment as an Outside Director

Mr. Paul Sheard is a candidate for Outside Director. He is knowledgeable in the environment and the events surrounding the company management in and outside of Japan as an economist, and is independent from the management engaged in the operations. He contributed to the Company by participating suitably in discussions and deliberations from a broader perspective.

Hirotaka Takeuchi (Born October 16, 1946)

Sep. 1976	Lecturer at the Graduate School of Business Administration at Harvard University
Apr. 1983	Assistant Professor, Hitotsubashi University’s School of Commerce
Apr. 1987	Professor, Hitotsubashi University’s School of Commerce
Apr. 1998	Dean of the Graduate School of International Corporate Strategy, Hitotsubashi University
Jun. 2000	Corporate Auditor of ORIX
Jun. 2003	Retired Corporate Auditor
Jun. 2004	Outside Director of ORIX
Mar. 2005	Outside Director of Trend Micro Incorporated
Apr. 2008	Outside Director of Integral Corporation

Basis for candidacy for appointment as an Outside Director

Mr. Hirotaka Takeuchi is a candidate for Outside Director. He serves as the Dean of Hitotsubashi University Graduate School of International Corporate Strategy, is knowledgeable in the areas of corporate strategy, and is independent from the management engaged in the operations. As Chairman of the Nominating Committee, he contributed to the Company by leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations.

Takeshi Sasaki (Born July 15, 1942)

Apr. 1968	Assistant Professor at the University of Tokyo, School of Law
Nov. 1978	Professor at the University of Tokyo, School of Law
Apr. 1991	Professor at the University of Tokyo Graduate Schools for Law and Politics
Apr. 1998	Dean of the University of Tokyo Graduate Schools for Law and Politics and School of Law
Apr. 2001	President of the University of Tokyo
Apr. 2005	Professor at Gakushuin University, Faculty of Law, Department of Politics
Jun. 2006	Outside Director to East Japan Railway Co., Outside Director of ORIX
Jun. 2007	Outside Director to TOSHIBA Corp.

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Sasaki is a candidate for Outside Director. He served successively as the President of the University of Tokyo and the President of the Japan Association of National Universities (currently, incorporated). He has a wealth of experience in university reform, is knowledgeable in a wide range of issues in politics and society in general that affect the company’s management, and is independent from the management engaged in the operations. He has also contributed to the Company by pointing out essential issues at discussions and deliberations.

Teruo Ozaki (Born December 29, 1944)

Apr. 1968	Joined Arthur Andersen Tokyo Office
Jul. 1984	Representative Partner of Eiwa Audit Corp.
Sep. 1991	Representative Partner of Inoue Saito Eiwa Audit Corp.
Oct. 1993	Representative Partner of Asahi & Co. (currently KPMG AZSA & Co.)
Jul. 1999	Executive Partner of KPMG AZSA & Co.
Jan. 2002	Deputy Managing Partner of KPMG AZSA & Co.
Sep. 2003	Retired from KPMG AZSA & Co.
Oct. 2003	Opened Teruo Ozaki & Co.
Mar. 2004	Corporate Auditor for Kirin Brewery Co. Ltd. (currently Kirin Holdings Co., Ltd.)
Jun. 2004	Corporate Auditor for Tokai Rubber Industries, Ltd.
Oct. 2004	Director of UFJ Bank Ltd. (currently The Bank of Tokyo-Mitsubishi UFJ)
Jun. 2005	Outside Director of DAIKYO Incorporated
Jun. 2006	Outside Director of ORIX

Basis for candidacy for appointment as an Outside Director

Mr. Teruo Ozaki is a candidate for Outside Director because he has served as vice president of Asahi & Co (presently KPMG AZSA & Co) and has a wealth of experience as a certified public accountant through serving as corporate auditor and director of other companies. He has in-depth knowledge as a financial expert required under the U.S. Sarbanes-Oxley Act (“SOX Act”), and is independent from the management engaged in the operations. As Chairman of the Audit Committee, he contributed to the Company by receiving periodic reports from the Company’s internal audit unit and he directly conducted hearings of those in charge of related business units regarding risk management methods and the progress of new businesses. He also contributed to the Company by leading discussions on the effectiveness of the Company’s internal control system.

The Nominating Committee established ‘Requirements for Independent Directors’ as set forth below, and all candidates for Outside Directors meet these requirements.

(1)	A candidate or his/her family member(*) does not currently receive a material amount (i.e. 10 million yen or more a year) of compensation (as to his/her family member, except for compensation as an employee) from the Company or its subsidiaries except for compensation as a director.

(2)	A candidate or his/her family member(*) is not a major shareholder of the Company (i.e. a shareholder holding 10% or more of all issued shares) or a person representing the interests of any such major shareholder.

(3)	A candidate is not an executive officer etc. or an employee of the Company or its subsidiaries. Furthermore, his/her family member(*) is not an executive officer etc. of the Company or its subsidiaries. If candidates or his/her family member was so in the past, five years or more have passed since his/her resignation or retirement.

(4)	There is no overlapping of directors between a company to which the candidate belongs as an executive officer etc. and the Company. “Overlapping” means a situation where the Company or its subsidiaries’ executive officers, etc. serve as directors at a company where a candidate serves as an executive officer etc., and the candidate becomes a director of the Company.

(5)	There are no matters that may lead to a material conflict of interest in performing his/her duties as director or special interest relationship that may affect his/her decision-making.

(* His/her family member means his/her spouse, biological relatives or relatives by marriage within the second degree of relationship or other relatives who reside with him/her.)

The Company announced today that it has decided the composition of the Audit, Nominating and Compensation Committees in a Board of Directors meeting held today. All three Committees are to be formed entirely by outside directors, and there is no change in members from the previous fiscal year. The nominations are scheduled to be finalized at the Board of Directors meeting after the 46th Annual General Meeting of Shareholders of the Company on June 23, 2009.

Nominating Committee

5 Members (Outside Directors: 5)

Chairman: Hirotaka Takeuchi

Members: Yoshinori Yokoyama, Paul Sheard, Takeshi Sasaki, and Teruo Ozaki

Audit Committee

4 Members (Outside Directors: 4)

Chairman: Teruo Ozaki

Members: Yoshinori Yokoyama, Hirotaka Takeuchi, and Takeshi Sasaki

Compensation Committee

4 Members (Outside Directors: 4)

Chairman: Yoshinori Yokoyama

Members: Hirotaka Takeuchi, Takeshi Sasaki, and Teruo Ozaki

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

-end-

May 8, 2009

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Management Changes and Organizational Reform

TOKYO, Japan – April 28, 2009 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes and organizational reform.

New Position	Present Position	Name
Changes Effective as of June 1, 2009
Director, Deputy President and Chief Financial Officer Office of the President Treasury and Accounting Headquarters	Director, Deputy President and Chief Financial Officer Office of the President and Corporate Planning Office	Haruyuki Urata

Corporate Senior Vice President Treasury and Accounting Headquarters President, ORIX Management Information Center Corporation	Corporate Senior Vice President Accounting Department President, ORIX Management Information Center Corporation	Tadao Tsuya

Executive Officer Treasury and Accounting Headquarters	Executive Officer Deputy Head of Treasury Department	Yuichi Nishigori

Changes Effective as of June 23, 2009
Director, Corporate Executive Vice President Real Estate Headquarters President, ORIX Real Estate Corporation	Corporate Senior Vice President Real Estate Headquarters President, ORIX Real Estate Corporation	Yoshiyuki Yamaya

Corporate Executive Vice President Global Business & Alternative Investment Headquarters Corporate Finance Group	Corporate Senior Vice President Global Business & Alternative Investment Headquarters Corporate Finance Group	Makoto Inoue

Corporate Senior Vice President Legal and Compliance Department	Corporate Senior Vice President Legal and Compliance Department Internal Audit Department	Hiroshi Nakamura

Corporate Senior Vice President Internal Audit Department	Corporate Senior Vice President Treasury and Accounting Headquarters President, ORIX Management Information Center Corporation	Tsuya Tadao

Executive Officer Treasury and Accounting Headquarters President, ORIX Management Information Center Corporation	General Manager of Accounting Department Corporate Senior Vice President, ORIX Management Information Center Corporation	Takao Kato

Advisor*1	Director	Yasuhiko Fujiki

*1	Yasuhiko Fujiki will be a retired Special Advisor to ORIX Trust and Banking Corporation on June 1.

Organizational Reforms (as of June 1, 2009)

A new division, the Treasury and Accounting Headquarters, will be established. Corporate Planning Office, The Treasury Department, Accounting Department and IR team in the Office of the President will be realigned into this new division.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

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